Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen Licensee Receives IND Approval in China for PI-88

Brisbane, Australia, 31st January 2012. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) today announces that its licensee, Medigen Biotechnology Corporation (“MBC”) has received approval from the State Food and Drug Administration (“SFDA”) in China for its Investigative New Drug application (“IND”) for PI-88. MBC has now obtained IND approval in the strategically important territories of Taiwan, Korea and China.

China has the highest prevalence of hepatocellular carcinoma (“HCC”) in the world, followed by Japan and Korea. The approval by the SFDA allows MBC to open sites and commence patient enrolment in China under its PATRON Phase III study in PI-88.  Prestigious institutions specialising in the treatment of HCC such as Zhongshan Hospital of Fudan University in Shanghai and Tianjin Medical University Cancer Institute and Hospital will be participating in this trial.

The PATRON study is designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of HCC after surgical resection and is a randomised, placebo-controlled, multinational trial. Disease-free survival is employed as the primary endpoint for efficacy assessment. The study is currently recruiting patients across 18 sites in Taiwan and Korea.

Progen is entitled to milestone payments based on the achievement of various stages of clinical development and royalties on sales following marketing approval.  Progen is also contracted to supply the clinical trial material to MBC through its contract manufacturing subsidiary, PharmaSynth Pty Ltd.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Paul Dixon

Company Secretary

+61 7 3273 9133

+61 422 111 752

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.